NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215-2220

TELEPHONE: 1-800-848-6331

ACCELERATION OF LIFE INSURANCE DEATH BENEFIT

FOR QUALIFIED LONG-TERM CARE SERVICES RIDER

PLEASE READ THIS RIDER CAREFULLY.

General Information Regarding this Rider

THIS IS AN ACCELERATION OF LIFE INSURANCE DEATH BENEFIT FOR QUALIFIED LONG-TERM CARE SERVICES (“ADBQS”) RIDER (“Rider”) THAT COVERS QUALIFIED LONG-TERM CARE SERVICES. THESE SERVICES INCLUDE LONG-TERM CARE FACILITY STAY(S), HOME HEALTH CARE SERVICES, AND ADULT DAY CARE SERVICES FOR THE INSURED.

This Rider provides for acceleration of an elected amount of the base Policy Specified Amount paid as a monthly benefit to cover Qualified Long-Term Care Services.

This Rider will not change, waive, or extend any part of the base Policy except as set forth below. To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy, the provisions of this Rider control. Terms not defined in this Rider have the meaning given to them in the base Policy.

This Rider is attached to a Policy that is non-participating, no dividends are payable. This Rider has no surrender value or loan value.

DISCLOSURES

NOTICE TO BUYER: This Rider may not cover all the costs associated with long-term care incurred by the buyer during the period of coverage. The buyer is advised to review carefully all Rider limitations.

CAUTION: The issuance of this Rider is based upon your responses and the Insured’s responses to the questions on the application. A copy of the application is enclosed. If your and/or the Insured’s answers fail to include all material medical information requested, Nationwide has the right to deny benefits for the Insured or rescind this Rider, subject to the Incontestability section of this Rider. The best time to clear up any questions is now, before a Claim arises! If, for any reason, any of your answers and/or the Insured’s answers are incorrect, contact Nationwide at the address shown above.

TAXATION: This Rider is intended to be a qualified long-term care insurance contract under Section 7702B(b) of the Internal Revenue Code of 1986, as amended, (the “Code”). Benefits paid under this Rider may be taxable. Changes may be made to your Rider as necessary to conform to changes in the requirements of state or federal laws or regulations, or the Code for tax-qualified riders. Such changes will be made by endorsement only after approval by the New York State Department of Financial Services. As with all tax matters, you should consult your tax advisor to assess the impact of this benefit.

THIS RIDER IS NOT MEDICARE SUPPLEMENT COVERAGE: Receipt of an acceleration of the death benefit under this Rider may adversely affect your eligibility for governmental benefits or public assistance programs such as Medicaid. Neither Nationwide nor its agents can represent Medicare, the federal government or any state government.

This is not a health insurance policy and is not subject to the minimum requirements of New York Law pertaining to Long-Term Care Insurance and does not qualify for the New York State Long-Term Care Partnership Program and is not a Medicare Supplement Policy. The Rider is intended to be a qualified long-term care insurance contract for federal tax law only.

Right to Examine Rider

To be certain that you are satisfied with this Rider, you have a thirty day “free look.” Within thirty days after you receive this Rider, you may return it to our Home Office or to the representative who delivered it. We will then void this Rider as if it had never been In Force and refund all Rider charges.

Renewability

This Rider is guaranteed renewable. This means that we have no right to make unilateral changes to any section of this Rider. However, we do have the right to increase the current monthly Rider charge rate on a uniform basis, as described in the Monthly Rider Charge section of this Rider, subject to the applicable Guaranteed Maximum Monthly ADBQS Rider Charge Rate Per $1,000 of ADBQS Rider Specified Amount stated in the Policy Specification Pages.

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NWLA-523-NY	Page 1	(1/2020)

PLEASE READ THIS RIDER CAREFULLY	1

General Information Regarding this Rider	1

DISCLOSURES	1
NOTICE TO BUYER	1
CAUTION	1
TAXATION	1
THIS RIDER IS NOT MEDICARE SUPPLEMENT COVERAGE	1
Right to Examine Rider	1
Renewability	1

TABLE OF CONTENTS	2

DEFINITIONS	3
Activities of Daily Living	3
ADBQS Rider Benefits Paid	3
ADBQS Rider Specified Amount	3
Adult Day Care Services	3
Benefit Trigger	3
Chronically Ill	3
Claim	3
Clean Claim	3
Cognitive Impairment	3
Effective Date of ADBQS Rider Coverage	4
Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination	4
Eligibility Period	4
Hands-On Assistance	4
Home Health Care Agency	4
Home Health Care Services	4
Homemaker Care	4
Hospice Care	4
Hospital	4
Immediate Family Member	4
Licensed Health Care Practitioner	4
Long-Term Care Facility	4
Maintenance or Personal Care Services	5
Maximum ADBQS Rider Specified Amount	5
Maximum Lifetime ADBQS Rider Benefit	5
Maximum Monthly ADBQS Rider Benefit	5
Medicare	5
Minimum ADBQS Rider Specified Amount	5
Physician	5
Plan of Care	5
Policy Specification Pages	5
Policy Surrender Value	5
Policy Value	5
Qualified Long-Term Care Services	6
Qualified Long-Term Care Services Provider	6
Standby Assistance	6
Substantial Assistance	6
Substantial Supervision	6

GENERAL ADBQS RIDER PROVISIONS	6
Suicide	6
Incontestability	6

Grace Period	6
Third Party Designee	6
Reinstatement	7
Misstatement of Age or Sex	7
ADBQS Rider Specified Amount	7
Increases or Decreases to the ADBQS Rider Specified Amount	7
Impact of Changes to the Policy’s Specified Amount	7
Termination	7
Extension of Benefits	8

MONTHLY RIDER CHARGE	8

RIDER BENEFITS	8
Exclusions	8
Eligibility for the Payment of Benefits	8
Recertification	9
When Benefits Begin	9
Benefit Payment Amount	9
While Benefits Are Being Paid	9
Waiver of the Monthly Rider Charge	9
Policy and Rider Lapse Protection Feature	9
Monthly ADBQS Rider Benefit Report	10
Impact of ADBQS Rider Benefit Payments on the Death Benefit and Death Benefit Proceeds	10
Death Benefit	10
Death Benefit Proceeds	10
Impact of ADBQS Rider Benefit on Policy Surrender Value and Accelerated Death Benefit Rider Values	10
Policy Surrender and Loan Values	10
Accelerated Death Benefit Riders	11
Impact of Partial Surrenders on Rider Benefits	11
Impact of Loans on ADBQS Rider Benefits	11
Interaction with the Accelerated Death Benefit for Terminal Illness Rider (ADBTI Rider)	11
Benefits Paid Under the ADBTI Rider Before the ADBQS Rider	11
Benefits Paid Under the ADBQS Rider Before the ADBTI Rider	11
ADBQS Rider Nonforfeiture Benefit	11

CLAIMS PROCESS FOR ADBQS BENEFITS	12
Notice of Claim	12
Submission of Claims	12
Proof of Claim	12
Recertification Requirements	12
Physical Examinations	12
Cross Border Rules	13
International Claims	13
Time of Payment of Claims	13
Appeal of Determination That a
Benefit Trigger is Not Met	13
Notice of Release	13

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NWLA-523-NY	Page 2	(1/2020)

DEFINITIONS

If a definition requires a provider to be licensed, certified or registered, and the jurisdiction in which the service is to be furnished does not require a provider of such services to be licensed, certified or registered, or if the jurisdiction licenses, certifies or registers the provider of services under another name, the definition is to be construed to require the provider to be legally authorized to perform the services in the jurisdiction in which the services are to be furnished.

Activities of Daily Living – Those activities that measure the Insured’s ability for self-care. This means the ability to perform these activities without Substantial Assistance. The six key Activities of Daily Living are:

1.	“Bathing” – washing oneself in either a tub or shower, or by sponge bath. Includes getting into and out of the tub or shower.

2.

“Continence” – ability to control one’s bowel and/or bladder function, including the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag) when unable to control one’s bowel and/or bladder function.

3.	“Dressing” – getting clothes from the closet or drawers, putting on clothes, and attaching any necessary braces or prosthesis.

4.	“Eating” – feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table), or by a feeding tube or intravenously.

5.	“Toileting” – getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6.	“Transferring” – moving in and out of a bed, chair, or wheelchair.

ADBQS Rider Benefits Paid – The total dollar amount of qualified long-term care services benefits paid under this Rider.

ADBQS Rider Specified Amount – The Rider coverage amount chosen at the time of application, adjusted for any subsequent increases or decreases. The ADBQS Rider Specified Amount is stated in the Policy Specification Pages. See the ADBQS Rider Specified Amount section of this Rider for additional information.

Adult Day Care Services – A state licensed or certified program for a specified number of individuals providing Qualified Long-Term Care Services. Adult Day Care Services include social or health-related or both types of services. These services are provided during the day in a community group setting for the purpose of supporting frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home.

Benefit Trigger – Criteria that condition the payment of Rider benefits on the Insured being a Chronically Ill individual who has satisfied the Eligibility Period.

Chronically Ill – An Insured who has been certified, within the preceding twelve months, by a Licensed Health Care Practitioner other than the owner or employee of a Qualified Long-Term Care Services Provider or Immediate Family Member of the Policy Owner or Insured, as:

1.	being unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living for a period of at least ninety days due to a loss of functional capacity;

2.

having a level of disability similar (as determined under regulations prescribed by the United States Secretary of the Treasury in consultation with the United States Secretary of Health and Human Services) to the level of disability described in (1) above; or

3.	requiring Substantial Supervision to protect the individual from threats to health and safety due to severe Cognitive Impairment.

Claim – A request for payment of benefits under this Rider, regardless of whether the benefit claimed is covered or any terms or conditions of this Rider have been met.

Clean Claim – A Claim that has no defects, errors, or omissions, including any lack of required substantiating documentation, that prevents timely payment of a Claim.

Cognitive Impairment – A deficiency in the Insured’s short or long-term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness. Included are nervous or mental disorders of organic origin, including Alzheimer’s Disease and senile dementia, which are determined by clinical diagnosis or tests.

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NWLA-523-NY	Page 3	(1/2020)

Effective Date of ADBQS Rider Coverage – The Coverage Start Date is stated in the Policy Specification Pages for an ADBQS Rider Specified Amount segment of coverage except, for any coverage that has been reinstated, the Effective Date of ADBQS Rider Coverage will be the date we approve the reinstatement.

Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination – A factor used to determine the Maximum Monthly ADBQS Rider Benefit. The Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination must be elected at the time of application for this Rider and cannot be changed. The Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination is stated in the Policy Specification Pages.

Eligibility Period – A period of ninety calendar days beginning the day after the Insured begins receiving Qualified Long-Term Care Services. No Rider benefits will be paid until the Eligibility Period has been satisfied. However, Rider benefits will be paid retroactively for Qualified Long-Term Care Services received during the Eligibility Period.

If the Insured does not remain Chronically Ill for ninety consecutive calendar days, the Insured may combine multiple periods of being Chronically Ill to satisfy the Eligibility Period. However, the required number of days of the Eligibility Period must be accumulated within a continuous period of 730 days.

Hands-On Assistance – The physical assistance of another person without which the individual would be unable to perform the Activities of Daily Living.

Home Health Care Agency – A public or private entity that provides in-home Qualified Long-Term Care Services. Services are delivered through licensed practical nurses, registered nurses, or other skilled or unskilled medical personnel. If the jurisdiction does not license or certify such facilities, then the Home Health Care Agency must:

1.	be primarily engaged in providing residential health care services; and

2.	operate under policies and procedures established by a group of professionals, including at least one physician and one nurse.

Home Health Care Services – Medical or non-medical Maintenance or Personal Care Services, Homemaker Care, and Hospice Care delivered to the Insured in their place of residence, as part of the Insured’s Plan of Care by skilled or unskilled medical personnel of a Hospital or Home Health Care Agency; or by any skilled or unskilled individuals of your choice.

Homemaker Care – Care having a primary purpose necessary to or consistent with the Insured’s ability to remain in his or her residence.

Hospice Care – Outpatient services not paid by Medicare, that are designed to provide palliative care and alleviate the physical, emotional, social and spiritual discomforts of an Insured who is experiencing the last phases of life due to the existence of a terminal disease.

Hospital – A place which, by law, provides care and treatment for sick or injured persons as resident bed patients. It also must have:

1.	a registered graduate nurse on duty or on call at all times to supervise twenty-four hour nursing service;

2.	the means for diagnosis, treatment and surgery; and

3.	a Physician present or on call at all times to supervise all care.

Immediate Family Member – The Insured’s or Policy Owner’s spouse or other legally recognized partner and anyone who is related to you or the Insured, including: children and grandchildren; parents and grandparents; brothers and sisters.

Licensed Health Care Practitioner – A Physician, as defined in §1861(r)(1) of the Social Security Act, as amended, a registered professional nurse, licensed social worker or other individual who meets requirements prescribed by the Secretary of the Treasury. The Licensed Health Care Practitioner must be acting within the scope of his or her license when providing: a) a certification and/or recertification that the Insured is Chronically Ill; or b) an individualized Plan of Care for the Insured.

Long-Term Care Facility – Any facility, other than a Hospital, which provides Qualified Long-Term Care Services and is licensed by the appropriate state licensing agency. It must also have:

a)	a registered graduate nurse on duty at all times to supervise twenty-four hour nursing service;

b)	a Physician to supervise the operation of the facility;

c)	a planned program of policies and procedures developed with the advice of a professional group of at least one Physician and one nurse; and

d)	a Physician available to furnish emergency medical care.

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NWLA-523-NY	Page 4	(1/2020)

Long-Term Care Facility does not refer to:

a)	a facility which primarily treats drug addicts or alcoholics;

b)	a facility which primarily provides domiciliary, residency, or retirement care; or

c)	a facility owned or operated by Immediate Family Member.

Maintenance or Personal Care Services – Any care of which the primary purpose is the provision of needed assistance with any of the disabilities as a result of which the Insured is Chronically Ill, includes protection from threats to health and safety due to severe Cognitive Impairment. Maintenance or Personal Care Services also include, but are not limited to, assistance provided pursuant to a Plan of Care by any skilled or unskilled person of your choice.

Maximum ADBQS Rider Specified Amount – The maximum amount of Rider coverage that can be elected. The Maximum ADBQS Rider Specified Amount is stated in the Policy Specification Pages and may be recalculated any time there is a change in the base Policy Specified Amount.

Maximum Lifetime ADBQS Rider Benefit – A reference value used to calculate available Rider benefits. At any time, the Maximum Lifetime ADBQS Rider Benefit is equal to the lesser of the then current:

1.	ADBQS Rider Specified Amount; or

2.	the base Policy Specified Amount minus any Indebtedness.

Maximum Monthly ADBQS Rider Benefit – The maximum monthly Rider benefit payment permitted. It is the lesser of:

1.	the Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination multiplied by the ADBQS Rider Specified Amount;

2.	the applicable per diem amount allowed by the Health Insurance Portability and Accountability Act, as amended, multiplied by thirty; or

3.	1/12 of the Maximum Lifetime ADBQS Rider Benefit.

The Maximum Monthly ADBQS Rider Benefit stated in the Policy Specification Pages is as of the most recent change in the base Policy Specified Amount and/or the ADBQS Rider Specified Amount. The Maximum Monthly ADBQS Rider Benefit actually available at any other time may vary from the amount stated above based on changes to the Health Insurance Portability and Accountability Act per diem amount, any Indebtedness, and/or the remaining Maximum Lifetime ADBQS Rider Benefit.

Medicare – The Health Insurance for the Aged Act, Title XVIII of the Social Security Amendments of 1965 as then constituted or later amended.

Minimum ADBQS Rider Specified Amount – The minimum amount of Rider coverage permitted. It is stated in the Policy Specification Pages.

Physician – A doctor of medicine or osteopathy legally authorized to practice medicine or surgery in the state where such functions are performed, as defined in §1861(r)(1) of the Social Security Act, as amended. Physician does not include you or any Immediate Family Member. The Physician must perform only those services permitted by his or her license.

Plan of Care – A written document that prescribes Qualified Long-Term Care Services based on an assessment by a Licensed Health Care Practitioner indicating that the Insured is Chronically Ill. The individualized plan developed by a Licensed Health Care Practitioner must specify the type of medical treatment (including medication and therapy), non-medical assistance and services, frequency of services, and the most appropriate providers of all services the Insured requires. The Plan of Care must be appropriate and consistent with generally accepted standards of care for persons who are Chronically Ill.

Policy Specification Pages – The Policy Specification Pages contain detailed information about your Policy and Rider coverage.

Policy Surrender Value – Policy Surrender Value means the Net Surrender Value if the base Policy is a universal life insurance policy or Cash Surrender Value if the base Policy is a variable universal life insurance policy.

Policy Value – Policy Value means the Accumulated Value if the base Policy is a universal life insurance policy or Cash Value if the base Policy is a variable universal life insurance policy.

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NWLA-523-NY	Page 5	(1/2020)

Qualified Long-Term Care Services – Services that meet the requirements of §7702(B)(c)(1) of the Internal Revenue Code of 1986, as amended. Such services are as follows: necessary diagnostic, preventive, therapeutic, curative, treatment, mitigation and rehabilitative services, and Maintenance or Personal Care Services which are required by a Chronically Ill individual. These services are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner. For purposes of this Rider, Qualified Long-Term Care Services include qualifying Adult Day Care Services, Home Health Care Services and Hospital services in any setting other than an acute care unit of a Hospital; unless, the area of the Hospital or unit where the services are provided is licensed or certified as a nursing care facility and the Insured is receiving Qualified Long-Term Care Services and not acute care.

Qualified Long-Term Care Services Provider – Any entity or individual providing Qualified Long-Term Care Services covered by this Rider to the Insured.

Standby Assistance – The presence of another person within arm’s reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while the individual is performing the Activities of Daily Living. An example is being ready to catch the individual if the individual falls while getting into or out of the bathtub or shower as part of bathing; or being ready to remove food from the individual’s throat if the individual chokes while eating.

Substantial Assistance – Hands-On Assistance and/or Standby Assistance.

Substantial Supervision – Continual supervision by another person. This may include cuing by verbal prompting, gestures or other demonstrations and must be necessary to protect an individual with severe Cognitive Impairment from threats to his or her health or safety (such as may result from wandering).

GENERAL ADBQS RIDER PROVISIONS

Suicide

If the Insured commits suicide within two years of an Effective Date of ADBQS Rider Coverage, we will not pay the Death Benefit Proceeds normally payable. Instead, we will pay an amount equal to all Premium paid prior to the Insured’s death, minus: a) any Indebtedness; b) partial Surrenders; and c) the ADBQS Rider Benefits Paid.

Incontestability

All statements submitted in the application for this Rider by or on behalf of the Insured will be deemed representations and not warranties. A misstatement may be used to rescind coverage under this Rider or deny an otherwise valid Claim as follows:

1.

if this Rider has been In Force for less than six months from the applicable Effective Date of ADBQS Rider Coverage, we may rescind this Rider or deny an otherwise valid Claim upon a showing of misrepresentation that is material to the acceptance of the Insured for coverage;

2.

if this Rider has been In Force for at least six months, but less than two years, from the applicable Effective Date of ADBQS Rider Coverage, we may rescind this Rider or deny an otherwise valid Claim upon a showing of misrepresentation that is both material to the acceptance of the Insured for coverage and pertains to the condition for which benefits are sought; and

3.

a separate contestability period will apply for any increase of the ADBQS Rider Specified Amount that was subject to evidence of insurability. The contestable period for any ADBQS Rider Specified Amount increase will be for the periods specified in 1. and 2. and will be limited to the amount of the increase and the evidence of insurability provided for such increases.

Grace Period

When Rider benefits are not being paid, this Rider is covered by the Grace Period section of the Policy to which it is attached.

When the Policy enters a grace period, a copy of the notice will also be sent to the last known address of any third party you designate according to the Third-Party Designee section of this Rider. A grace period will last sixty-one days from the date we mail you the notice.

When Rider benefits are being paid, if the Policy would otherwise enter a grace period, it will instead be kept In Force as described in the Policy and Rider Lapse Protection Feature section of this Rider.

Third Party Designee

As a protection against unintentional lapse, you will be notified at the time of application, you have the right to designate at least one other person in addition to the Policy Owner, to receive notice of lapse or termination of the Policy for nonpayment of Premium. At least every year thereafter, you will be notified of your right to change this written designation. You have the right to elect to not designate additional persons to receive notice. The designation does not constitute acceptance of any liability by the third party for services provided to the Insured.

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NWLA-523-NY	Page 6	(1/2020)

Reinstatement

This Rider may be reinstated under the terms stated in the Policy to which it is attached, which requires evidence of insurability and provides for a reinstatement period greater than six months from the date of lapse.

In addition to the terms of reinstatement stated in the Policy, if the Policy lapses causing this Rider to terminate while the Insured had a Cognitive Impairment or a loss of functional capacity, the Policy and this Rider may still be reinstated. To reinstate under this section, you must provide a written request within five months from the date of termination. In addition, all of the following conditions must be met:

1.

you must furnish us with satisfactory proof the Insured had a Cognitive Impairment or a loss of functional capacity on the date of termination. However, no new evidence of insurability will be required; and

2.	you must pay sufficient Premium to meet the requirements of the Reinstatement section of the Policy to which this Rider is attached.

After reinstatement, your rights and ours under this Rider and the Policy will be the same as they were just before this Rider and Policy terminated. For Rider benefits to be payable after reinstatement pursuant to this section, a Claim must be submitted, and the eligibility criteria set forth in the Eligibility for the Payment of Benefits section of this Rider must be met.

Misstatement of Age or Sex

If there is a misstatement or error in the age or sex of the Insured, the benefits provided by this Rider will be the amount that the monthly Rider charge would provide at the correct age or sex. This amount is subject to any ADBQS Rider Specified Amount limitations.

ADBQS Rider Specified Amount

An ADBQS Rider Specified Amount must be elected as a whole dollar amount in the application. The ADBQS Rider Specified Amount available to be elected may vary by factors; including, but not limited to, Policy Date, Issue Age, Attained Age, base Policy Specified Amount, rate class, rate type, sex, and Effective Date of ADBQS Rider Coverage.

Increases or Decreases to the ADBQS Rider Specified Amount

Increases to the ADBQS Rider Specified Amount are subject to new evidence of insurability and then current underwriting standards. Any requested increases must result in an ADBQS Rider Specified Amount that is no greater than the Maximum ADBQS Rider Specified Amount.

Any decrease of the ADBQS Rider Specified Amount must result in an ADBQS Rider Specified Amount no less than the Minimum ADBQS Rider Specified Amount in effect at the time of the request. A decrease of the ADBQS Rider Specified Amount that would cause the ADBQS Rider Specified Amount to be less than the ADBQS Rider Benefits Paid will not be permitted.

The Maximum ADBQS Rider Specified Amount and Minimum ADBQS Rider Specified Amount are stated in the Policy Specification Pages, subject to adjustment for any changes to the base Policy Specified Amount.

Impact of Changes to the Policy’s Specified Amount

Requests to increase the base Policy Specified Amount will not result in an automatic increase to the ADBQS Rider Specified Amount.

Any decrease of the base Policy Specified Amount will result in an automatic reduction of the ADBQS Rider Specified Amount when such request would otherwise cause the ADBQS Rider Specified Amount to exceed the recalculated Maximum ADBQS Rider Specified Amount.

Any decrease of the base Policy Specified Amount that would cause the ADBQS Rider Specified Amount to be less than the greater of the Minimum ADBQS Rider Specified Amount and the ADBQS Rider Benefits Paid will not be permitted.

Termination

This Rider terminates on the earliest of the following:

1.	the Policy Monthaversary on or next following the date we receive your written request by the Policy Owner to terminate this Rider;

2.	upon termination of the Policy to which this Rider is attached;

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NWLA-523-NY	Page 7	(1/2020)

3.	the date the Overloan Lapse Protection Rider is invoked, if attached;

4.	the original Maturity Date of the Policy; or

5.	the Insured’s date of death.

Coverage will terminate at midnight Eastern Standard Time on any given termination date. Upon termination of this Rider, benefits will no longer be available and the monthly ADBQS Rider charge will no longer be assessed. However, the Impact of ADBQS Rider Benefit on Policy Surrender Value and Accelerated Death Benefit Rider Values and Impact of ADBQS Rider Benefit Payments on the Death Benefit and Death Benefit Proceeds sections of this Rider and the ADBQS Rider Benefits Paid will survive termination of this Rider for purposes of determining the Policy Surrender Value for Surrenders and loans and the death benefit.

Extension of Benefits

Termination of coverage under this Rider is without prejudice to any benefits payable when Qualified Long-Term Care Services are received by the Insured if eligibility for such benefits began while the Rider was In Force and continue without interruption after termination.

Such extension of benefits, beyond the period this Rider was In Force, will be limited to payment of the remaining Maximum Monthly ADBQS Rider Benefit and Maximum Lifetime ADBQS Rider Benefit at the time this Rider terminated. It will also be subject to the Eligibility Period and all other applicable provisions of the Policy and Rider; including, the requirements of the Eligibility for the Payment of Benefits section of this Rider.

To request an extension of benefits, you must furnish us with detailed written documentation. The documentation must describe and confirm the Insured was Chronically Ill and receiving Qualified Long-Term Care Services on the date of termination according to the Claims Process for ADBQS Benefits section of this Rider. No new evidence of insurability will be required.

MONTHLY RIDER CHARGE

The monthly Rider charge is equal to the product of: a. multiplied by b. where:

a.	is the ADBQS Rider Specified Amount divided by $1,000; and

b.	is the applicable monthly Rider charge rate.

The monthly Rider charge will be included in the monthly deduction from the Policy Value until the Insured’s Attained Age 100.

The Guaranteed Maximum Monthly ADBQS Rider Charge Rate Per $1,000 of ADBQS Rider Specified Amount is stated in the Policy Specification Pages and varies by the Insured’s Issue Age, sex, rate class, rate type, Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination, and Effective Date of ADBQS Rider Coverage. Any increase of the ADBQS Rider Specified Amount will have its own associated Guaranteed Maximum Monthly ADBQS Rider Charge Rate Per $1,000 of ADBQS Rider Specified Amount. Any change in the current monthly Rider charge rate(s) will be on a uniform basis for Insureds of the same sex, Issue Age, product, rate type, rate class, and Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination, whose Riders have been In Force for the same length of time. A notice of any such change will be provided to the Policy Owner at least sixty days prior to the implementation of the change.

RIDER BENEFITS

Exclusions

This Rider does not pay benefits for Qualified Long-Term Care Services due to illness, treatment or medical condition arising out of:

1.	intentionally self-inflicted injuries or attempts at suicide;

2.	participation in a felony; or

3.	war or any act of war, whether declared or undeclared.

This Rider does not pay benefits for Qualified Long-Term Care Services due to alcoholism or drug addiction, unless addiction results from administration of drugs for treatment prescribed by a Physician.

Eligibility for the Payment of Benefits

Subject to the Exclusions section of this Rider, benefits will be payable under this Rider if all of the following requirements are met:

1.	the Insured is Chronically Ill;

2.	the Insured must be receiving Qualified Long-Term Care Services specified in a Plan of Care submitted to us;

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NWLA-523-NY	Page 8	(1/2020)

3.	the Eligibility Period must be satisfied. The Eligibility Period has to be satisfied only once while this Rider is In Force;

4.	the ADBQS Rider Benefits Paid must be less than the Maximum Lifetime ADBQS Rider Benefit; and

5.	the Policy Owner may be required to provide a signed acknowledgment of concurrence with the payment from all assignees and irrevocable beneficiaries.

We reserve the right to verify the Insured meets the definition of a Chronically Ill individual as provided for in the Physical Examinations section of this Rider.

Recertification

At least once every twelve months while Rider benefits are being paid, a Licensed Health Care Practitioner must certify that the Insured continues to be Chronically Ill. Additionally, a Licensed Health Care Practitioner must either prescribe a new Plan of Care or reconfirm the existing Plan of Care. Please see the Claims Process for ADBQS Benefits section for details. We may require recertification more frequently than annually, but no more frequently than every ninety calendar days.

We reserve the right to verify that the Insured continues to meet the definition of a Chronically Ill individual as provided for in the Physical Examinations section of this Rider.

When Benefits Begin

Payment of Rider benefits will begin once the eligibility requirements stated in the Eligibility for the Payment of Benefits section have been satisfied and a Claim for benefits has been approved by us. Rider benefits will be paid retroactively for Qualified Long-Term Care Services received during the Eligibility Period.

Benefit Payment Amount

The Policy Owner has the option to request a monthly Rider benefit payment amount:

1.	equal to or less than the Maximum Monthly ADBQS Rider Benefit amount available on the date the benefit is paid; and

2.	greater than or equal to the Minimum Monthly ADBQS Rider Benefit stated in the Policy Specification Pages or no less than required by applicable laws and regulations in the State of New York.

If the benefit amount available to be paid is less than the amount requested, we will pay the available amount. At no time will the total amount of Rider benefits paid exceed the Maximum Lifetime ADBQS Rider Benefit.

Choosing an amount less than the Maximum Monthly ADBQS Rider Benefit amount could extend the length of time benefits are payable. However, benefits under this Rider are not cumulative, taking less than the Maximum Monthly ADBQS Rider Benefit amount does not increase the benefit amount in future months.

While Benefits Are Being Paid

The following Policy transactions and changes are not allowed while benefits are being paid:

1.	partial Surrenders are not permitted;

2.	Specified Amount changes to the Policy or any attached rider, including this Rider;

3.	changes in underwriting classification;

4.	rider additions; or

5.	changes in death benefit option.

Waiver of the Monthly Rider Charge

Upon meeting the requirements for benefit payment under this Rider, the monthly Rider charge will be waived while benefits are being paid. Monthly deductions for the Policy and any other riders will continue to be charged.

Policy and Rider Lapse Protection Feature

To the extent the Policy Surrender Value is insufficient to cover any monthly deductions while Rider benefits are being paid, the Policy will not lapse, and all monthly deductions will be waived. This includes monthly deductions for other In Force riders. However, the death benefit amount protected by this feature will be limited, as explained in the Impact of ADBQS Rider Benefit Payments on the Death Benefit section of this Rider.

Premium requirements for any death benefit guarantee feature of the Policy or any elected rider are not waived. Once Rider benefits are no longer being paid, you may have to pay additional Premium and/or make loan repayments to prevent your Policy from lapsing.

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NWLA-523-NY	Page 9	(1/2020)

Monthly ADBQS Rider Benefit Report

While Rider benefits are being paid, a monthly report will be provided. This report will include:

1.	a record of Rider benefits paid during the month;

2.	the remaining Maximum Lifetime ADBQS Rider Benefit; and

3.	an explanation of any changes in the Policy resulting from payment of Rider benefits, such as, a change in the death benefit or Policy Surrender Value.

Impact of ADBQS Rider Benefit Payments on the Death Benefit and Death Benefit Proceeds

Death Benefit

Upon the death of the Insured, the death benefit will be calculated as follows:

1.

if the Insured’s death occurs while the Policy is not being kept In Force by the Policy and Rider Lapse Protection Feature section of this Rider, the death benefit will be the greater of a., or b., plus c., if applicable, where:

a.	is the base Policy Specified Amount minus the ADBQS Rider Benefits Paid; plus, if Death Benefit Option 2 is in effect, the Policy Value; or

b.

is the Policy Value minus the ADBQS Rider Benefits Paid, multiplied by the applicable percentage from the Internal Revenue Code Life Insurance Qualification Test Table in the Policy Specification Pages at the Insured’s Attained Age on their date of death; and

c.	is the death benefit provided by the Accidental Death Benefit Rider if elected and In Force; or

2.	if the Insured’s death occurs while the Policy is being kept In Force by the Policy and Rider Lapse Protection Feature section of this Rider, the death benefit will be the greater of a. or b.:

a.	the ADBQS Rider Specified Amount applied to the elected death benefit option minus the ADBQS Rider Benefits Paid; or

b.

the Policy Value minus the ADBQS Rider Benefits Paid, multiplied by the applicable percentage from the Internal Revenue Code Life Insurance Qualification Test Table in the Policy Specification Pages at the Insured’s Attained Age on their date of death.

Death Benefit Proceeds

The Death Benefit Proceeds will be calculated using the result of the applicable calculation in the Death Benefit section above minus the following, as applicable:

1.	any Indebtedness; and

2.	if this Policy is in a grace period on the date of the Insured’s death, the lesser of:

a.	any due and unpaid monthly deductions and other Policy charges;

b.	an amount equal to Premium sufficient to meet the requirements of any death benefit guarantee feature or no-lapse guarantee feature of the Policy, if applicable; or

c.	an amount equal to Premium sufficient to meet the requirements of any elected death benefit guarantee rider or no-lapse guarantee rider, if applicable.

Notwithstanding the result of the applicable calculation, the Death Benefit Proceeds payable will never be less than zero.

Impact of ADBQS Rider Benefit on Policy Surrender Value and Accelerated Death Benefit Rider Values

Policy Surrender and Loan Values

The amount available for a full or partial Surrender or Policy loan is the greater of:

1.	Policy Value minus any Surrender charge; multiplied by a., divided by b., minus c., where:

a.	is the base Policy Specified Amount minus the amount of the ADBQS Rider Benefits Paid;

b.	is the base Policy Specified Amount; and

c.	is any Indebtedness;

2.	Policy Surrender Value minus the amount of the ADBQS Rider Benefits Paid; or

3.	zero.

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NWLA-523-NY	Page 10	(1/2020)

Accelerated Death Benefit Riders

While the Policy is being kept In Force by the Policy and Rider Lapse Protection Feature section of this Rider, the amount available to be accelerated under any other rider will be limited to the ADBQS Rider Specified Amount.

In addition, at any time when Rider benefits have been paid, the amount available to be accelerated under any other rider attached to the Policy will be reduced by the ADBQS Rider Benefits Paid.

Impact of Partial Surrenders on Rider Benefits

Rider benefits may be affected any time a partial Surrender is taken. If the base Policy Specified Amount minus Indebtedness prior to the partial Surrender is less than the ADBQS Specified Amount then a partial Surrender will reduce the Maximum Lifetime ADBQS Rider Benefit by the amount of the partial Surrender. If the base Policy Specified Amount minus Indebtedness prior to the partial Surrender is greater than the ADBQS Specified Amount prior to the partial Surrender and the base Policy Specified Amount minus Indebtedness after the partial Surrender is less than the ADBQS Specified Amount prior to the partial Surrender, then the Maximum Lifetime ADBQS Rider Benefit will be reduced by an amount equal to:

a.	the amount of the partial Surrender; minus

b.	the base Policy Specified Amount prior to the partial Surrender minus Indebtedness and the ADBQS Specified Amount prior to the partial Surrender.

The Maximum Monthly ADBQS Rider Benefit will be reduced based on the reduced Maximum Lifetime ADBQS Rider Benefit. Requests for a partial Surrender that would result in a decrease of the base Policy Specified Amount and would cause the ADBQS Rider Specified Amount to be less than the greater of the Minimum ADBQS Rider Specified Amount or the ADBQS Rider Benefits Paid will not be permitted.

Impact of Loans on ADBQS Rider Benefits

The Maximum Lifetime ADBQS Rider Benefit amount will be reduced if a new Policy loan or an increase to Indebtedness due to loan interest charged results in the Policy Specified Amount minus Indebtedness being less than the ADBQS Rider Specified Amount. The Maximum Lifetime ADBQS Rider Benefit amount will be increased if the Policy Specified Amount minus Indebtedness is less than the ADBQS Rider Specified Amount and a loan repayment is made.

If the Policy Specified Amount minus Indebtedness is less than the ADBQS Rider Specified Amount, the Maximum Monthly ADBQS Rider Benefit amount will be reduced if 1/12th of the Maximum Lifetime ADBQS Rider Benefit amount is less than the Elected Percentage for Maximum Monthly ADBQS Rider Benefit Determination multiplied by the ADBQS Rider Specified Amount.

If you take Policy loans, the Policy and attached riders may remain In Force as long as the Policy Surrender Value is greater than zero. Otherwise, your Policy may lapse subject to the Grace Period and the Policy and Rider Lapse Protection Feature sections of this Rider.

Interaction with the Accelerated Death Benefit for Terminal Illness Rider (ADBTI Rider)

Both this Rider and the ADBTI Rider provide for an acceleration of a portion of the base Policy Specified Amount. Receiving benefits under either of these riders reduces the remaining base Policy Specified Amount available for future benefits under the other.

Benefits Paid Under the ADBTI Rider Before the ADBQS Rider

If the ADBTI Rider benefit is paid before benefits under this Rider, then the Maximum Monthly ADBQS Rider Benefit amount and Maximum Lifetime ADBQS Rider Benefit amount will be based on the resulting reduced base Policy Specified Amount. The effect of the Accelerated Death Benefit Payment on affected Policy values will be stated in an endorsement to the ADBTI Rider.

Benefits Paid Under the ADBQS Rider Before the ADBTI Rider

If this Rider provides benefits before benefits are paid under the ADBTI Rider, then the Eligible Specified Amount under the ADBTI Rider will be reduced by the ADBQS Rider Benefits Paid.

ADBQS Rider Nonforfeiture Benefit

If the Policy enters the grace period due to nonpayment of Premium, the Policy Owner will have the options as stated in the Nonforfeiture section of the Policy Benefits and Values provision of the base Policy.

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NWLA-523-NY	Page 11	(1/2020)

The right to the accelerated death benefit included in this Rider will continue during any reduced paid-up or extended term insurance nonforfeiture options, subject to Policy minimums.

CLAIMS PROCESS FOR ADBQS BENEFITS

All Claims information and medical records must be submitted in English.

Notice of Claim

Written notice of a Claim must be given within sixty days after the Insured begins receiving Qualified Long-Term Care Services or as soon as reasonably possible. This notice must be sent to us at our Home Office. The notice should include your name, a brief statement that the Insured is receiving Qualified Long-Term Care Services, and the Policy Number stated in the Policy Specification Pages.

When we receive the notice of a Claim, we will send the forms necessary for filing a Claim for benefits.

Submission of Claims

Written proof of Claim, as described in the Proof of Claim section of this Rider, must be submitted to us at our Home Office within ninety days after the basis of such Claim first occurred. If it was not reasonably possible to give written proof in the time required, we will not reduce or deny the Claim for this reason if the proof is given as soon as reasonably possible. In any event, the proof required must be given no later than one year from the time specified except in the case of incapacity of the Policy Owner.

If the written proof of Claim submitted does not provide sufficient evidence that the requirements in the Eligibility for the Payment of Benefits section have been met, Rider benefits will not be paid.

Proof of Claim

Proof of Claim consists of detailed written documentation satisfactory to us that describes and confirms the Insured meets the requirements of the Eligibility for the Payment of Benefits section of this Rider including, but not limited to, submission of:

1.	completed Claim forms;

2.	a copy of the most recent certification by a Licensed Health Care Practitioner that the Insured is Chronically Ill;

3.	a copy of the Insured’s then current Plan of Care;

4.	copies of Insured’s medical records; and

5.	if a Long-Term Care Facility or Home Health Care Agency is being used to provide Qualified Long-Term Care Services to the Insured.

We may also require proof that the Insured is receiving Qualified Long-Term Care Services during the Eligibility Period, at the time of a Claim and, at the time of recertification including, but not limited to, copies of Qualified Long-Term Care Service Providers’ daily notes of care and/or copies of itemized bills for Qualified Long-Term Care Services provided to the Insured. We will only use these to determine eligibility. They will not be used to determine the benefit amount.

Recertification Requirements

The recertification requirements consist of detailed written documentation satisfactory to us that describes and confirms the Insured continues to be Chronically Ill including, but not limited to, submission of:

1.	completed Claim forms;

2.	a copy of the most recent recertification that the Insured is Chronically Ill;

3.	a copy of the Insured’s then current Plan of Care;

4.	copies of Insured’s medical records; and

5.	if a Long-Term Care Facility or Home Health Care Agency is being used to provide Qualified Long-Term Care Services to the Insured.

If the documentation submitted does not provide sufficient evidence that the requirements in the Eligibility for the Payment of Benefits section continue to be met, Rider benefit payments will cease immediately.

Physical Examinations

Nationwide, at its own expense, has the right to have the Insured examined. The examination(s) may occur as often as we may reasonably require at the time of a Claim while Rider benefits are being paid, but no more frequently than every ninety calendar days.

If a physical examination of the Insured shows the Insured does not meet the definition of a Chronically Ill individual, Rider benefits will not be paid or will cease being paid immediately.

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NWLA-523-NY	Page 12	(1/2020)

If Nationwide elects to have a physical examination of the Insured and the Insured refuses to submit to the examination, Rider benefits will not be paid or will cease being paid immediately.

Cross Border Rules

Rider benefits will be paid for similar Qualified Long-Term Care Services obtained in one of the states or jurisdictions within the United States, other than the State of New York, if benefits for those services would have been paid in the State of New York. This is irrespective of any facility licensing, certification or registration requirement (or similar requirements) differences between the states and jurisdictions.

International Claims

If a Rider Insured is receiving Qualified Long-Term Care Services outside of the United States, its territories or possessions, the Insured is not required to return to the United States for certification. However, the Licensed Health Care Practitioner providing the certification or recertification must be licensed to practice in the United States, its territories or possessions.

It is the responsibility of the Policy Owner to determine if collecting Rider benefits outside the United States will subject the Policy Owner to taxation in the United States, taxation from the country of residence, or any other form of tax or legal consequence. Nationwide and its affiliates do not give tax or legal advice.

Time of Payment of Claims

Once Nationwide determines the Insured has met the requirements stated in the Eligibility for Payment of Benefits section of this Rider, such benefits will be paid to the Policy Owner on a monthly basis.

Within thirty business days after receipt of a Claim for benefits under this Rider, we will:

1.	pay the Claim if it is a Clean Claim; or

2.	if the Claim is not a Clean Claim, send a written notice acknowledging the date we received the Claim and stating one of the following:

a.	we are declining to pay all or part of the Claim and the specific reason for denial; or

b.	that additional information is necessary to determine if all or any part of the Claim is payable. We will also provide an explanation as to the specific additional information that is necessary.

Within thirty business days after receipt of any requested additional information, if the result is then a Clean Claim, we will pay the benefit under this Rider. Otherwise, we will send a written notice that we are declining to pay all or part of the Claim. We will also provide the specific reason for denial.

Appeal of Determination That a Benefit Trigger is Not Met

If we deny a Claim, we will provide a written explanation of the reasons for the denial within sixty days of receipt of a written request from the Policy Owner, and make available all information directly related to such denial. Details and requirements of the internal and external review process will be provided at the time we send notice of a denied Claim.

Notice of Release

The Policy Owner must give immediate notice to us when the receipt of Qualified Long-Term Care Services by the Insured has ceased or is no longer required.

Secretary	President

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